SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


(Mark One)


[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 1995, or

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________________ to __________________


Commission file number . . . . . . . . . . . . . . . . . . . . . . . . . .0-7282

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Computer Horizons Corp. Employee Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Computer Horizons Corp.
                    49 Old Bloomfield Avenue
                    Mountain Lakes, New Jersey   07046-1495

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             COMPUTER HORIZONS CORP.
                              EMPLOYEE SAVINGS PLAN

                           December 31, 1995 and 1994

                                 C O N T E N T S





Report of Independent Certified Public Accountants


Financial Statements

        Statements of Net Assets Available for Plan Benefits

        Statements of Changes in Net Assets Available for Plan Benefits

        Notes to Financial Statements


Supplemental Schedules

        Item 27a - Schedules of Assets Held for Investment
          Purposes

        Item 27d - Schedules of Reportable Transactions

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS


Board of Trustees
   Computer Horizons Corp. Employee Savings Plan


We have audited the accompanying statements of net assets available for benefits of Computer Horizons Corp. Employee Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994 and changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits of the Plan's financial statements as of and for the years ended December 31, 1995 and 1994, were made for the purpose of forming an opinion on the financial statements taken as a whole. The schedules of reportable transactions and schedules of investments are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements for the years ended December 31, 1995 and 1994 and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The Schedule of Assets Held for Investment Purposes and the Schedule of Reportable Transactions that accompany the Plan's financial statements do not disclose the historical cost of plan assets held by the Plan's Custodians, as such costs are not provided by the Custodians. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





Parsippany, New Jersey
June 24, 1996

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                                                             December 31,
                                                          1995          1994
                                                       -----------   -----------
ASSETS
    Investments (Notes B, C, E and F)
       Guaranteed Fund .............................   $ 4,452,121   $ 4,094,806
       Mutual Stock Funds ..........................     7,912,396     5,113,692
                                                       -----------   -----------

                                                        12,364,517     9,208,498

    Contributions receivable (Note A)
       Employee ....................................        99,449        28,285
       Employer ....................................        11,166         2,797

    Loans receivable (Note A) ......................       330,631       238,035
    Other, net .....................................        28,293
                                                       -----------   -----------

              Net assets available for plan benefits   $12,834,056   $ 9,477,615
                                                       ===========   ===========







The accompanying notes are an integral part of these statements.

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                                                        Year ended December 31,
                                                          1995          1994
                                                      -----------    -----------
Additions
    Employees' contributions (Note A) ............    $ 2,452,165    $ 1,969,506
    Employer's contributions (Note A) ............        258,395        209,786
    Interest income ..............................        757,519        527,746
    Net investment income and realized and
       unrealized appreciation in market value
       of investments (Notes C and E) ............      1,359,996
                                                      -----------    -----------

                                                        4,828,075      2,707,038
                                                      -----------    -----------

Deductions
    Participants' withdrawals (Note A) ...........      1,448,355      1,482,987
    Expenses (Note A) ............................         23,279         31,300
    Unrealized depreciation in market value
       of investments (Notes C and E) ............                       341,655
                                                      -----------    -----------

                                                        1,471,634      1,855,942
                                                      -----------    -----------

              NET INCREASE .......................      3,356,441        851,096

Net assets available for plan benefits
    Beginning of year ............................      9,477,615      8,626,519
                                                      -----------    -----------

    End of year ..................................    $12,834,056    $ 9,477,615
                                                      ===========    ===========


The accompanying notes are an integral part of these statements.

                  Computer Horizons Corp. Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1995 and 1994



NOTE A - DESCRIPTION OF THE PLAN

     The following description of Computer Horizons Corp. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution employee profit-sharing plan, covering all eligible employees.

     The Plan was established effective April 1, 1983, and amended as of January 1, 1984 and May 31, 1989, to be a qualified profit sharing plan under Internal Revenue Code Section 401(a), with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k).

     The Plan was further amended and restated effective January 1, 1990 to comply with the requirements of the Tax Reform Act of 1986 and all applicable Federal laws subsequently enacted and relating thereto. A favorable determination letter dated September 1995 was received from the Internal Revenue Service.

     Contributions

     Participants may elect to make pretax contributions in accordance with the provisions of the Plan. The Plan's sponsor, Computer Horizons Corp. (the "Company"), matches participants' pretax contributions in accordance with the provisions of the January 1, 1990 Plan Agreement.

     Participant Accounts and Vesting

     Separate accounts are maintained for each participant's contributions and earnings thereon. The participant may direct that the account be invested in one or more Funds permitted by the Plan (Note C). Upon termination of employment, a participant is entitled to 100% of the value of his Salary Deferral account balance (pretax contributions of three to fifteen percent of compensation not to exceed maximum as specified in agreement), Voluntary Post Tax account balance (post-tax contributions of one to ten percent of compensation) and Rollover Account balance (participants' qualifying rollover distributions), plus a specified percentage of their Employer
     Matching  account  balance   (participants'   share  of  employer  matching

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1995 and 1994



NOTE A (continued)

     contributions) based upon the vesting provisions of the Plan (25% vested after three years of service, 50% vested after four years of service, 100% vested after five years of service). Forfeitures resulting from application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses or for Employer Matching Contributions.

     Withdrawals and Distributions Upon
         Termination of Employment

     Upon termination of employment for any reason, a participant's account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at their option. However, if the value of a participant's account is greater than $3,500, the participant's account will not be distributed before his normal retirement date without the written election of the participant. A participant may modify an election thereafter.

     Loans to Participants

     The Plan provides for loans to  participants  to a maximum of the lesser of
     (1) $50,000 or (2) 50% of the participant's account balance. The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence, in which case the maximum term is fifteen years with interest as specified in the Plan.

     Termination

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Termination of the Plan shall result in discontinuance of all future Plan contributions and in full and immediate vesting for each participant of the entire amount standing to their credit; there shall not be any forfeitures with respect to any participant for any reason.

     Administrative Expense

     All administrative expenses, in excess of those fees charged by the Plan's Custodian, are borne by the Company.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1995 and 1994



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles as applied to profit sharing plans and in accordance with the terms of the trust agreement. The assets of the Plan are valued at quoted market value, except for the Guaranteed Fund which is valued at contract value, which approximates fair value. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE C - INVESTMENT OF FUNDS

     All contributions are remitted to Merrill Lynch and invested, at the election of the participant, in one or a combination of funds. The funds available to participants from Merrill Lynch are the Guaranteed Fund and various mutual stock funds. The following is a brief description of the funds available.

     Guaranteed Fund

     Contributions to the Guaranteed Fund are invested primarily under guaranteed investment contracts or contracts with one or more insurance companies guaranteeing an annual effective interest rate for specified periods. The guaranteed investment contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance companies. The amounts remitted to insurance companies for guaranteed income contracts become the assets of those companies, which, in turn, assume an obligation to fulfill the contract terms. The ultimate ability to repay principal and interest is dependent upon the financial stability of the insurance companies.

     Guaranteed investment contracts at December 31 consist of the following:

                                                     1995           1994
                                                  ----------     ----------
     ITT Hartford Life Insurance Company ....     $3,405,614
     The Travelers Insurance Company ........      1,046,507     $3,234,632
     UNUM Life Insurance Company ............                       860,174
                                                  ----------     ----------

                                                  $4,452,121     $4,094,806
                                                  ==========     ==========

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1995 and 1994



NOTE C (continued)

     Mutual Stock Funds

     Investments in securities are valued at quoted market value and at December 31 consist of the following:

                                                    1995            1994
                                                  ----------     ----------
     Fidelity Magellan Fund .................     $4,221,618     $2,827,936
     20th Century Growth Investors Fund .....      1,140,157        802,822
     Vanguard Index Trust 500 Portfolio .....      1,316,117        699,953
     Vanguard Wellington Fund ...............      1,234,504        782,981
                                                  ----------     ----------

                                                  $7,912,396     $5,113,692
                                                  ==========     ==========

      Company Stock Fund

      Effective January 1, 1996, participants may invest new contributions in the Company Stock Fund, which will invest in the common stock of the Plan Sponsor, Computer Horizons Corp. Merrill Lynch, as an independent agent, will invest in the Company shares that will be obtained by Merrill Lynch directly from the Company out of its authorized but unissued shares of common stock, out of its treasury shares, or on the open market.


NOTE D - TAX STATUS OF PLAN

     The Plan is qualified under Section 401(a) of the Internal Revenue Code and, accordingly, the earnings of the Plan are exempt from Federal income taxation. The participants' contributions and shares of the earnings of the Plan are not taxable to them until withdrawn from the Plan.


NOTE E - INVESTMENTS IN SECURITIES

     During 1995 and 1994, the Plan's investments in mutual stock funds (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $1,359,996 and $(341,655), respectively.

     Information relating to investment income is not maintained by the Custodian; accordingly, investment income is included with the realized and unrealized appreciation in market value of investments.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1995 and 1994



NOTE F - PLAN ACTIVITY

 The following is a summary of plan activity by fund which includes an allocation of contributions receivable and loans receivable:

                                                                      Year ended December 31, 1995
                                              ----------------------------------------------------------------------------
                                                                                     Mutual Stock Funds
                                                              ------------------------------------------------------------
                                                               20th Century
                                                                 Growth         Fidelity        Vanguard        Vanguard
                                               Guaranteed       Investors       Magellan          Index        Wellington
                                                  Fund            Fund            Fund            Fund            Fund
                                              ------------    ------------    ------------    ------------    ------------
Net assets available for plan
    benefits at beginning of year .........   $  4,255,222    $    821,156    $  2,907,146    $    704,660    $    789,431
                                              ------------    ------------    ------------    ------------    ------------

Additions
    Employees' contributions ..............        923,515         276,577         702,215         263,738         264,688
    Employer's contributions ..............         84,204          31,695          82,991          28,693          30,812
    Interest income .......................        276,873         156,274         238,543          27,559          58,270
    Unrealized appreciation in market value
       of investments .....................                          9,995         851,046         266,704         221,027
                                              ------------    ------------    ------------    ------------    ------------

                                                 1,284,592         474,541       1,874,795         586,694         574,797
                                              ------------    ------------    ------------    ------------    ------------

Deductions
    Participants' withdrawals .............       (786,633)        (91,311)       (381,793)        (88,897)        (99,721)
    Expenses/adjustments ..................         (8,927)         (2,262)         (3,417)         (2,079)         (2,231)
    Transfers .............................        (74,509)        (24,701)        (30,806)        134,557          (4,541)
                                              ------------    ------------    ------------    ------------    ------------

                                                  (870,069)       (118,274)       (416,016)         43,581        (106,493)
                                              ------------    ------------    ------------    ------------    ------------

Net assets available for plan
    benefits at end of year ...............   $  4,669,745    $  1,177,423    $  4,365,925    $  1,334,935    $  1,257,735
                                              ============    ============    ============    ============    ============

Investments ...............................   $  4,452,121    $  1,140,157    $  4,221,618    $  1,316,117    $  1,234,504
Contribution receivable ...................         34,363          14,269          35,543          12,766          13,674
Loans receivable ..........................        183,261          22,997         108,764           6,052           9,557
                                              ------------    ------------    ------------    ------------    ------------

                                              $  4,669,745    $  1,177,423    $  4,365,925    $  1,334,935    $  1,257,735
                                              ============    ============    ============    ============    ============

                                                 Year ended December 31, 1995
                                                 ----------------------------
                                                 Mutual Stock Funds
                                                 ------------------

                                                                     Total
                                                     Other,          fund
                                                      net           balance
                                                 ------------    ------------
Net assets available for plan
    benefits at beginning of year .........                      $  9,477,615
                                                                 ------------

Additions
    Employees' contributions ..............      $     21,432       2,452,165
    Employer's contributions ..............                           258,395
    Interest income .......................                           757,519
    Unrealized appreciation in market value
       of investments .....................            11,224       1,359,996
                                                 ------------    ------------

                                                       32,656       4,828,075
                                                 ------------    ------------

Deductions
    Participants' withdrawals .............                        (1,448,355)
    Expenses/adjustments ..................            (4,363)        (23,279)
    Transfers .............................
                                                 ------------    ------------

                                                       (4,363)     (1,471,634)
                                                 ------------    ------------

Net assets available for plan
    benefits at end of year ...............      $     28,293    $ 12,834,056
                                                 ============    ============

Investments ...............................      $     28,293    $ 12,392,810
Contribution receivable ...................                           110,615
Loans receivable ..........................                           330,631
                                                 ------------    ------------

                                                 $     28,293    $ 12,834,056
                                                 ============    ============

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1995 and 1994



NOTE F (continued)

     The following is a summary of plan activity by fund which includes an allocation of contributions receivable and loans receivable:

                                                                            Year ended December 31, 1994
                                             --------------------------------------------------------------------------------------
                                                                                Mutual Stock Funds
                                                            --------------------------------------------------------
                                                            20th Century
                                                              Growth         Fidelity       Vanguard      Vanguard         Total
                                             Guaranteed      Investors       Magellan        Index       Wellington        fund
                                                Fund           Fund           Fund           Fund           Fund          balance
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net assets available for plan
    benefits at beginning of year .........  $ 4,186,219    $   688,002    $ 2,510,460    $   599,593    $   642,245    $ 8,626,519
                                             -----------    -----------    -----------    -----------    -----------    -----------
Additions
    Employees' contributions ..............      680,698        249,754        633,920        178,711        226,423      1,969,506
    Employer's contributions ..............       62,325         27,159         74,305         19,751         26,246        209,786
    Interest income .......................      249,361        120,839        103,431         20,957         33,158        527,746
                                             -----------    -----------    -----------    -----------    -----------    -----------

                                                 992,384        397,752        811,656        219,419        285,827      2,707,038
                                             -----------    -----------    -----------    -----------    -----------    -----------
Deductions
    Participants' withdrawals .............     (605,660)      (159,631)      (476,077)      (111,528)      (130,091)    (1,482,987)
    Expenses/adjustments ..................      (22,275)        (1,581)        (4,838)        (1,130)        (1,476)       (31,300)
    Unrealized depreciation in market value
       of investments .....................     (133,116)      (158,901)       (13,101)       (36,537)      (341,655)
    Transfers .............................     (295,446)        29,730        224,846         11,407         29,463
                                             -----------    -----------    -----------    -----------    -----------    -----------

                                                (923,381)      (264,598)      (414,970)      (114,352)      (138,641)    (1,855,942)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net assets available for plan
    benefits at end of year ...............  $ 4,255,222    $   821,156    $ 2,907,146    $   704,660    $   789,431    $ 9,477,615
                                             ===========    ===========    ===========    ===========    ===========    ===========

Investments ...............................  $ 4,094,806    $   802,822    $ 2,827,936    $   699,953    $   782,981    $ 9,208,498
Contribution receivable ...................        8,542          4,353         11,153          3,074          3,960         31,082
Loans receivable ..........................      151,874         13,981         68,057          1,633          2,490        238,035
                                             -----------    -----------    -----------    -----------    -----------    -----------

                                             $ 4,255,222    $   821,156    $ 2,907,146    $   704,660    $   789,431    $ 9,477,615
                                             ===========    ===========    ===========    ===========    ===========    ===========

                             SUPPLEMENTAL SCHEDULES

                  Computer Horizons Corp. Employee Savings Plan
                           EIN: 13-2638902, Plan # 001

           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1995

(a)     (b)  Identity of issuer, borrower,                                                                  (e)  Current
             lessor or similar party        (c)  Description of investment                      (d)  Cost          value
             ---------------------               -------------------------                           ----        -------
        Group Annuity Contracts,            Provide a guaranteed interest
            at contract value                   rate for a specified period of
                                                time.

               The Travelers
                  Insurance Co.
                            6.76%                                                                   *           $   367,964
                            5.39%                                                                   *               678,543


               Hartford Life
                  Insurance Company
                            7.79%                                                                   *             3,405,614
                                                                                                                  ---------

                                                                                                                 $4,452,121
                                                                                                                 ==========

        Mutual Funds
            Fidelity Magellan Fund,         A growth mutual fund designed to provide                *            $4,221,618
                49,100.01 shares                more aggressive investors with long-term
                                                capital growth.
            Twentieth Century Growth        An aggressive growth mutual fund designed to
              Investors Fund,                   provide long-term capital appreciation.             *             1,140,157
                58,801.92 shares
            Vanguard Index Trust - 500      An indexed growth and income mutual fund
              Portfolio,                        designed to match the investment performance
                22,849.87 shares                of the Standard & Poors 500 Composite
                                                Stock Price Index.                                  *             1,316,117
            Vanguard Wellington Fund,       A balanced mutual fund designed to conserve
                50,532.33 shares                principal and provide reasonable income
                                                return and growth.                                  *             1,234,504

                                                                                                                 $7,912,396

        Participant loans receivable,
        with
            interest which ranges from
            3.69% to 6.25%                                                                        $ -           $   330,631
                                                                                                  =====         ===========

*  Cost information was not available, as this information is not maintained.

                  Computer Horizons Corp. Employee Savings Plan

                           EIN: 13-2638902, Plan # 001

                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1995

(a) Identity of party       (b)  Description           Number of     (c) Purchase         Number       (d) Selling
         involved                  of assets            purchases           price        of sales            price  *
    -------------------          ---------------       -----------       -----------     ---------         ---------
UNUM Life Insurance         Guaranteed Annuity                                                           $2,874,326
    Company                     Contract

Hartford Insurance          Guaranteed Annuity                         $3,682,075
    Company                     Contract

Twentieth Century           Mutual Fund                                   537,463
    Growth Investors Fund

Vanguard Index Trust -      Mutual Fund                                   472,714
    500 Portfolio

Fidelity Magellan Fund      Mutual Fund                                 1,247,836

Fidelity Magellan Fund      Mutual Fund                                                                     710,535

                                                       (h)
                                                     Current
                                                      value
                                                     of asset
(a) Identity of party          (g)  Cost of          on trans-   (i)  Net gain
         involved                     asset        action date        or (loss)
    -------------------             ----------     -----------        ---------
UNUM Life Insurance                   *            $2,874,328
    Company

Hartford Insurance                    *             3,682,075
    Company

Twentieth Century                     *               537,463
    Growth Investors Fund

Vanguard Index Trust -                *               472,714
    500 Portfolio

Fidelity Magellan Fund                *             1,247,836

Fidelity Magellan Fund                *               710,535         $152,828


* Cost information was not available, as this information is not maintained.

Note: Columns (e) and (f), lease rental and expense incurred with transaction, respectively, are not applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   Computer Horizons Corp. Employee Savings Plan



Date:   June 28, 1996              /s/    Bernhard Hubert
                                   ----------------------
                                   By:      Bernhard Hubert
                                   Title:   Executive Vice President